COPIES OF THE TEXT OF ANY PROPOSAL DESCRIBED IN ANSWER TO SUB-ITEM 77D



SUB-ITEM 77D(a)

SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION
 DATED MAY 1, 2002

I. In the section entitled "INVESTMENT PRACTICES AND
RISKS" please replace the sub-section entitled "Real
Estate Investment Trusts" with the following:

The Funds may invest in real estate investment trusts ("REITs"). REITs are pooled investment vehicles which invest primarily in income producing real estate or real estate related loans or interest. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling property that has appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. Similar to investment companies, REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code (the "Code"). Such tax requirements limit a REITs' ability to respond to changes in the commercial real estate market.

Investments in REITs are subject to the same risks as direct investments in real estate. Real estate values rise and fall in response to many factors, including local, regional and national economic conditions, the demand for rental property, and interest rates. In addition, REITs may have limited financial resources, may trade less frequently and in limited volume and may be more volatile than other securities.

September 25, 2002


SUB-ITEM 77D(b)

A Meeting of the Board of Trustees (the "Board") of
Huntington VA Funds (the "Trust") was held on January
30, 2002.

After full discussion, on motion duly made and seconded, the Board unanimously approved the following as a non-fundamental policy for the VA Income Equity Fund:

			Policy:

			Under normal circumstances, VA Income
Equity Fund will invest at least 80% of the value of its net assets plus the amount of any borrowings for investment purposes in equity securities. The
Fund will provide shareholders with at least 60 days prior notice of any changes in this policy as required by Rule 35d-1. This policy shall be interpreted and implemented in accordance with its purpose, which is solely to comply with Rule 35d-1.

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